UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

F3, 8 Yincheng Mid. Road, Pudong New

District,

Shanghai, People’s Republic of China, 200120

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Hywin Holdings Ltd. Announces Change of Its Name to Santech Holdings Limited and the Results of Its Extraordinary General Meeting of Shareholders on July 17, 2024

On July 17, 2024 Beijing Time, the registrant announced the results of its extraordinary general meeting of shareholders held in Hong Kong on July 17, 2024. A copy of the press release issued by the registrant regarding the foregoing and a copy of the Second Amended and Restated Memorandum and Articles of Association of the registrant, which become effective on July 17, 2024, are filed herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibits

99.1	Press release dated July 17, 2024.
99.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective on July 17, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

	By:	/s/ Wang Dian
	Name:	Wang Dian
	Title:	Chief Executive Officer

Date: July 17, 2024 Beijing Time